                                                                       EXHIBIT 4

                                 FIRST AMENDMENT
                                       TO
                       THE GOODYEAR TIRE & RUBBER COMPANY
                   EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
                          (January 1, 1997 Restatement)


         The Goodyear Tire & Rubber Company Savings Plan for Hourly Employees (the "Plan"), originally established effective as of July 1, 1984, and amended and restated most recently as of January 1, 1997, is hereby further amended, effective as of January 1, 1999, in the respects hereinafter set forth:

         1. A new sentence is added at the end of Section 2.1(u) to provide as follows:

                  A Participant shall also mean, except for purposes of Section 3.1, Section 4.1, and Section 5.1, an Employee who elects to make a rollover contribution to the Plan in accordance with the provisions of Section 5.5.

         2. The second sentence of Section 3.1 of the Plan is amended to provide as follows:

                  Each other Employee shall become a Participant as of the Enrollment Date next following the date on which he completes three months of Continuous Service, or any subsequent Enrollment Date, if he has timely filed with the Company an election in the manner and form as prescribed by the Company.

         3. Article V of the Plan is renamed "After-Tax Contributions and Rollover Contributions," and a new Section 5.5 is added to the Plan to provide as follows:

                  5.5      Rollover Contributions.
                           -----------------------

                           Any Employee, regardless of whether he has satisfied the eligibility requirements of Section 3.1, Participant, or Former Participant who was a participant in another plan qualified under Section 401 of the Code and who receives an eligible rollover distribution within the meaning of Section 402(c)(4) of the Code from such plan may elect to make a rollover contribution to the Plan. An Employee, Participant, or Former Participant shall make a rollover contribution to the Plan either by a direct rollover pursuant to Section 401(a)(31) of the Code, or by delivering, or causing to be delivered, to the Trustee the cash that constitutes the rollover contribution amount within (60) days of receipt of the distribution from such other plan, in either case in the manner prescribed by the Company. A separate sub-account shall be established pursuant to Section
                           8.7 for the rollover contribution, and the rollover contribution shall be invested pursuant to the investment election of the Employee, Participant, or Former Participant in effect under Section 7.2 with respect to the investment of Tax-Deferred Contributions and After-Tax Contributions. An Employee, Participant, or Former Participant who makes a rollover contribution to the Plan who does not already have an investment election in place under Section 7.2 shall also make such an investment election. An Employee's, Participant's, or Former Participant's interest in his sub-account for rollover contributions shall be fully vested at all times.

         4. The last sentence of Section 12.3 of the Plan is amended to provide as follows:

                           Notwithstanding the foregoing, if the balance carried in the separate account of a Former Participant is or ever was in excess of $5,000 and the Former Participant has not attained age 65, no distribution shall be made to such Former Participant without his written consent.


                  EXECUTED at Akron, Ohio, this 22nd day of December, 1998.


                                            THE GOODYEAR TIRE & RUBBER COMPANY


                                            By:   /s/ James Boyazis
                                                --------------------------------
                                                        Vice President

Attest:

     /s/ P.A. Kemph
-------------------------------------
         Assistant Secretary